

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

Mark Baum
Chief Executive Officer
Harrow Health, Inc.
102 Woodmont Blvd., Suite 610
Nashville, Tennessee 37205

      Re: Harrow Health, Inc.
          Registration Statement on Form S-3
          Filed July 2, 2020
          File No. 333-239669

Dear Mr. Baum:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason L. Drory at 202-551-8342 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: James H. Nixon III, Esq.